Exhibit 99.1

Ballard Power Systems Inc.	Ballard Power Systems
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

News Release	Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Announces 2005 Second Quarter
Results and Achievements

For Immediate Release - July 28, 2005

Vancouver, Canada – Ballard Power Systems (TSX: BLD, Nasdaq: BLDP) today reported its financial results and achievements for the quarter ended June 30, 2005.  All amounts are in U.S. dollars, unless otherwise noted.

“A significant focus for us in the quarter was the completion of negotiations for the previously announced sale of our German subsidiary, Ballard Power Systems AG (BPSAG), to our Vehicular Alliance partners, DaimlerChrysler AG (DaimlerChrysler) and Ford Motor Company (Ford), and the announcement of development funding for our Japanese stationary cogeneration fuel cell from our Japanese partner, EBARA Corporation (EBARA),” said Dennis Campbell, Ballard’s President and Chief Executive Officer.  “We continue to push forward our technology, we are accumulating industry-leading on-road experience through demonstration programs and we are strengthening our relationships with key partners and customers.  In fact, in the second quarter, we negotiated funding of up to $90 million from DaimlerChrysler, Ford and EBARA, that will help fund our development activities over the next several years.”

Financial Results

Ballard’s net loss for the quarter was $29.5 million, or ($0.24) per share, compared with a net loss of $30.6 million, or ($0.26) per share, for the same period in 2004.  The primary reasons for the lower loss in 2005 are a $4.7 million decline in depreciation and amortization, a $2.6 million decline in research and development expenses, a $2.2 million favourable swing in foreign exchange and a $0.8 million improvement in investment and other income. This was partly offset by a $5.5 million decline in engineering service revenue and a $3.6 million decline in product margins.

Ballard’s revenue for the quarter was $9.0 million, compared to $21.2 million for the same period in 2004.  This decrease includes a $6.8 million, or 44%, decrease in product revenue and a $5.5 million, or 95%, decrease in engineering service and other revenue.  The decrease in product revenues primarily relates to lower deliveries of our light-duty fuel cell engines to Ballard’s Alliance partners, lower light-duty fuel cell sales to other automotive customers and the completion of shipments of heavy-duty fuel cell bus engines in 2004.  The decline in engineering service revenue is a result of the completion of the development phase of the current generation automotive light-duty fuel cell program as expected and the next generation automotive light-duty fuel cell development program, which is wholly funded by Ballard, being in its early stages.

Cash used by operations and capital expenditures for the quarter was $28.7 million, compared to $22.5 million for the same period in 2004.  The increase is primarily due to lower revenues and a higher increase in working capital requirements.  Ballard’s cash position at the end of the second quarter stood at $231 million.

“While revenues are down for the quarter, they reflect the sequencing of our customers’ fuel cell vehicle program activities.  Our revenues are expected to be down year-over-year, but revenues for the second half of 2005 are expected to be higher than the first half as engineering service revenues from our next generation automotive light-duty fuel cell and electric drive programs ramp up,” said Dave Smith, Ballard’s Chief Financial Officer.  “We confirm our guidance that cash consumption for 2005, including expected recoveries from DaimlerChrysler and Ford of the net operating expenses of BPSAG, is expected to be between $60 and $80 million.”

Selected Consolidated Financial Information

Unaudited (Expressed in thousands of U.S. dollars except for per share amount and number of shares)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Product revenues	$8,657	$15,407	$19,237	$28,629
Engineering service and other revenues	294	5,763	702	8,580

Total revenues	8,951	21,170	19,939	37,209

Cost of revenues and expenses:
Cost of product revenues	7,134	10,272	18,535	24,334
Research and product development	19,654	22,229	39,935	43,920
General and administrative	4,581	4,380	8,971	7,365
Marketing	2,072	2,465	4,144	4,699
Depreciation and amortization	6,891	11,574	13,805	23,323

Loss before undernoted	(31,381)	(29,750)	(65,451)	(66,432)
Investment and other income (loss)	2,810	(131)	5,133	338
(Loss) gain on disposal and write-down of long-lived assets	(308)	54	(312)	(305)
Equity in loss of associated companies	(619)	(620)	(1,223)	(1,008)
Loss before income taxes	(29,498)	(30,447)	(61,853)	(67,407)
Income taxes	—	108	91	311
Net loss for period	(29,498)	(30,555)	(61,944)	(67,718)
Basic and diluted loss per share	$(0.24)	$(0.26)	$(0.50)	$(0.57)
Weighted average number of common shares outstanding	123,678,338	118,384,845	123,207,634	118,315,117
Cash used by operations	$27,775	$21,600	$51,713	$48,495
Capital expenditures	973	868	1,444	1,149
Total cash consumption	$28,748	$22,468	$53,157	$49,644

	June 30, 2005	December 31, 2004
Total cash, cash equivalents and short-term investments	$231,283	$240,259

Total assets	$629,230	$659,171

Ballard has filed its financial statements and Management’s Discussion & Analysis with the appropriate Canadian and U.S. Securities regulators.  These documents are also available at http://www.sedar.com/ and http://www.sec.gov/edgar.shtml.  They are also available on Ballard’s website at www.ballard.com.

Second Quarter Highlights

Ballard-Powered Fuel Cell Buses, Vans and Cars Continue to Rack Up On-Road Experience

In the second quarter, Ballard’s automotive customers continued with their fuel cell vehicle demonstrations on four continents.  Ballard-powered buses, vans and cars have traveled more than 630,000 kilometers in 2005, bringing Ballard’s cumulative on-road experience to more than 1.5 million kilometers since January 1, 2004.  To date, more than 3.5 million passengers have driven or ridden in the approximately 130 Ballard-powered vehicles on the road today.

Cogeneration Fuel Cell Shipments Accelerate

Ballard continued to ship its Mk1030 fuel cells to EBARA BALLARD Corporation (EBC), owned 49% by Ballard and 51% by EBARA, for integration into EBC’s combined heat and power fuel cell systems.  These systems are being installed at end-user sites by EBC’s customer, Tokyo Gas.  To date in 2005, Ballard has shipped 60 cogeneration fuel cells to EBC.  This is a strong indication of the growing momentum in the Japanese cogeneration market.

Strengthening of Relationship with EBARA

On May 26, Ballard announced the signing of a Memorandum of Understanding (MOU) with Japanese partner EBARA and EBC, related to a transaction that will provide funding for the next generation cogeneration fuel cell and support system technology.  The transaction will net Ballard approximately $30 million in cash, through development funding and equity contributions.

Under the terms of the MOU:

•                  Ballard will receive $18 million over the next four years for the ongoing development of the current and next generation 1 kW combined heat and power cogeneration fuel cell.

•                  EBC will gain rights, over time, through an exclusive, royalty-bearing license, to assemble, service, develop, manufacture and sell stationary cogeneration fuel cells in Japan, as part of a joint long-term strategy to localize development and manufacturing in Japan for the Japanese market.  In connection with this license, and in addition to ongoing royalties on unit sales, Ballard will receive an up-front license fee of $23.6 million.  Ballard will also have the right to receive an exclusive, royalty-bearing, worldwide (except Japan) license to all improvements developed by EBC.

•                  Ballard will retain all rights related to stationary cogeneration fuel cell markets outside of Japan.

•                  Ballard will receive an equity investment from EBARA of $11.7 million in two payments, one at closing, expected in 2005, and the other one year later.

•                  Ballard will use the proceeds from the license fee of $23.6 million as well as the equity investment by EBARA in Ballard of $11.7 million to make approximately $31.0 million in equity contributions to EBC over the next four years.  This represents Ballard’s proportionate share of EBC funding requirements to support its development costs for the next generation cogeneration fuel cell support system.

Ballard expects the transaction to close in the second half of 2005.

Signing of Agreement to Sell German Subsidiary to DaimlerChrysler and Ford

On June 23, Ballard announced the signing of an agreement for the previously announced sale of its German subsidiary, BPSAG to DaimlerChrysler and Ford.

Completing the sale will have four key benefits to Ballard:

•                  An immediate cash benefit with recovery of at least $20 million in net operating expenses of BPSAG incurred since August 2004 and an annual reduction in cash consumption of approximately $25 million, a portion of which will be used by Ballard to increase Ballard’s research and development efforts to strengthen Ballard’s technology position.

•                  A reduction in Ballard’s committed and outstanding share capital of 14 per cent, on a fully diluted basis (excluding the shares to be issued under the EBARA MOU).

•                  The initiation of the Fourth Alliance Agreement and the next-generation development agreements, under which DaimlerChrysler and Ford will fund up to $59 million for the development of Ballard’s next generation vehicular fuel cell and electric drive programs.

•                  The increased ability of Ballard to focus on fuel cell development, and on reaching the commercial viability targets outlined in its Technology ‘Road Map’.

The transaction is subject to approval by Ballard’s shareholders at a Special Meeting of Shareholders to be held in Vancouver on Monday, August 29, 2005.

Second Quarter Conference Call

A conference call will be held at 7:00 a.m. PST (10:00 a.m. EST) on Friday, July 29, 2005, to discuss the results for the second quarter.  Access to the call may be obtained by calling the operator at 416-640-4127 before the scheduled start time.  A playback version of the call will be available for 24 hours after the call at 416-640-1917.  The confirmation number to access the playback is 21131633#.  The audio web cast can be accessed on Ballard’s website at www.ballard.com and will be archived for replay.

About Ballard

Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack or Erin Bigelow at 604-454-0900.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.